Renegade Running, LLC
Profit and Loss
January - April, 2024

	Total
Income	
Conjured Membership	0.00
Sale - In Store	234,400.23
Sale - Online	62,536.32
Sales of Product Income	-8,038.04
Sales Tax Income	25,654.28
Shipping	2,852.54
Total Income	**$ 317,405.33**
Cost of Goods Sold	
Cost of Goods Sold	10,877.40
Purchases	95,858.15
Total Cost of Goods Sold	**$ 106,735.55**
Gross Profit	**$ 210,669.78**
Expenses	
Accounting	1,900.00
Advertising & Marketing	7,052.38
Alarm	353.30
Auto	
Auto Gas	320.28
Auto Repairs & Maintenance	4,000.00
Total Auto	**$ 4,320.28**
Bank Charges	120.00
Computer Expenses	7,595.13
Dues & Subscriptions	2,061.22
Insurance	
Liability Insurance	4,347.80
Total Insurance	**$ 4,347.80**
Meals	1,174.51
Meeting & Promotions	4,211.17
Merchant Fees	6,005.67
Occupancy	
Rent	25,769.61
Total Occupancy	**$ 25,769.61**
Office Equipment	190.00
Office Expenses	2,984.99
Payroll Expenses	
Payroll Tax	5,190.91
Salary & Wages	57,000.00
Total Payroll Expenses	**$ 62,190.91**

Postage & Delivery		9,514.12
Repairs & Maintenance		32.26
Sales Tax Expense		27,433.02
Supplies		345.86
Trash		247.90
Utilities		1,703.46
Web Hosting Expense		1,800.00
Total Expenses	$	**171,353.59**
Net Operating Income	$	**39,316.19**
Other Income		
Other Income		80,000.00
Total Other Income	$	**80,000.00**
Other Expenses		
Total Other Expenses	$	**56,671.07**
Net Other Income	$	**23,328.93**
Net Income	$	**62,645.12**

Renegade Running, LLC
Balance Sheet
As of April 30, 2024

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash Clearing		1,751.92
Change Fund		100.00
Checking 9640		81,619.03
Total Bank Accounts	$	**83,470.95**
Other Current Assets		
Accounts Receivable		28,674.69
Due to/from Shareholder		76,732.92
Inventory		534,875.68
Total Other Current Assets	$	**640,283.29**
Total Current Assets	$	**723,754.24**
Fixed Assets		
Accumulated Amortization		-437.00
Accumulated Depreciation		-194,272.00
Equipment		22,337.13
Intangible Asset		1,200.00
Leasehold Improvements		189,608.00
Total Fixed Assets	$	**18,436.13**
TOTAL ASSETS	$	**742,190.37**
LIABILITIES AND EQUITY		
Liabilities		
Other Current Liabilities		
Accounts Payable		27,934.97
Direct Deposit Payable		-4,931.57
Loan - Beneficial State Bank		97,500.00
Loan - Commercial Collection		135.91
Loan - Fundomate Tech Funding		11,000.00
Loan - Pacific Community Ventures		129,849.66
Loan - Shopify		24,665.97
CA PIT / SDI		441.01
CA SUI / ETT		181.65
Federal Taxes (941/944)		-785.02
Federal Unemployment (940)		126.00
Total Payroll Liabilities	-$	**36.36**
Total Other Current Liabilities	$	**286,118.58**
Total Current Liabilities	$	**286,118.58**
Total Liabilities	$	**286,118.58**

Equity

Preferred Stock		250,000.00
Retained Earnings		143,426.67
Net Income		62,645.12
Total Equity	**$**	**456,071.79**
TOTAL LIABILITIES AND EQUITY	**$**	**742,190.37**

Monday, Jul 01, 2024 01:11:39 PM GMT-7 - Accrual Basis

Renegade Running, LLC
Statement of Cash Flows
January - April, 2024

	Total
OPERATING ACTIVITIES	
Net Income	62,645.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	8,038.04
Inventory	(92,308.81)
Accounts Payable	10,833.41
Payroll Liabilities	(8,189.12)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(81,626.48)**
Net cash provided by operating activities	**(18,981.36)**
FINANCING ACTIVITIES	
Loan - Commercial Collection	(5,364.09)
Loan - Fundomate Tech Funding	(10,000.00)
Loan - Pacific Community Ventures	129,849.66
Loan - Shopify	(27,822.03)
Net cash provided by financing activities	**86,663.54**
Net cash increase for period	**67,682.18**
Cash at beginning of period	15,788.77
Cash at end of period	**83,470.95**

Monday, Jul 01, 2024 08:26:03 AM GMT-7